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                            July 31, 2023

       David S. Schulz
       Chief Financial Officer
       WESCO International, Inc.
       225 West Station Square Drive
       Suite 700
       Pittsburgh, PA 15219

                                                        Re: WESCO
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-14989

       Dear David S. Schulz:

              We have reviewed your July 10, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our June 26,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis
       Results of Operations, page 27

   1. We note your response to comment one and your proposed revised disclosure. Please revise to quantify
expense amounts by segment and to provide separate discussion and analysis for each
segment, rather than quantifying only the change in the expense amounts and discussing them
together. Please consider whether presenting segment results in tabular form, organized
by reportable segment, would aid financial statement users, with narrative text
refocused on discussing and analyzing results in the tables rather than on stating amounts in
tables.
 David S. Schulz
WESCO International, Inc.
July 31, 2023
Page 2
2. We note your response to comment two and your revised explanation of value-driven pricing. If correct, consider whether a plain English description as "price increases"
         would be more appropriate. In addition, the explanation of value-driven pricing (or "price increases") appears to be a factor driving changes in sales rather than cost of sales directly.
3. We note your response to comment three and your proposed revised disclosure. In your response you state you cannot precisely quantify the impact that changes in prices or volume had on the change in net sales. However, in your fourth quarter 2022 earnings call, you stated:

                you estimate pricing added approximately 6 points to sales growth, with the benefit primarily in your UBS and EES businesses (8% for the year);
                your ability to cross-sell Wesco and Anixter products and services contributed more than $260 million of sales in the quarter ($850 million for the year); and
                higher supplier volume rebates in the quarter provided a 40-basis-point benefit.

         Please reconcile these disclosures with your response. In your filing you disclose that net sales increased primarily due to "price inflation and volume growth, secular demand trends, and execution of our cross-sell program." Please tell us how you know these were the primary factors affecting your results. We also note that you disclose pricing "related to inflation" impacted net sales by 8%. Please tell us whether this factor includes the effect of all pricing changes on net sales or just a portion attributable to inflation. If it includes all pricing changes, please tell us why you are unable to quantify this factor in absolute dollars nor compute the remaining change (after other quantified factors) due to volume. If it does not include all pricing changes, please tell us how you were able to measure or estimate this portion of the change in price but not other portions, and how this portion is measured.
         Please direct any questions to Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-
3380.



FirstName LastNameDavid S. Schulz                               Sincerely,
Comapany NameWESCO International, Inc.
                                                                Division of
Corporation Finance
July 31, 2023 Page 2                                            Office of Trade
& Services
FirstName LastName